UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 June 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH receives regulatory approval for Ash Grove

Press Release CRH receives regulatory approval for Ash Grove acquisition

On 21 September 2017, CRH plc announced that it had reached an agreement to acquire Ash Grove Cement Company, a leading U.S. cement manufacturer headquartered in Overland Park, Kansas, for a total consideration of US$3.5 billion.

The U.S. Federal Trade Commission has now issued its consent order for this transaction and no further regulatory approvals are outstanding.

The transaction is expected to close in June 2018, though there can be no assurance regarding the timing of closing.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 15 June 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary